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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                               Delphi Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    247126105
                  --------------------------------------------
                                 (CUSIP Number)


                             Sandip S. Khosla, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 17, 2007
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

                               Page 1 of 33 pages

-----------------------
  CUSIP No. 247126105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [x](1)
                                                                (b) [ ]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF; OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                              20,182,704
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               20,219,188

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           20,219,188 (1)

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [x](1)

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           3.6%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------

(1) As a result of the transactions and relationships described under Item 4, the Filing Person may be deemed a member of a "group" with the other Investors (as defined in Item 4). Based on information provided to the Filing Person and in Schedules 13D filed by the other Investors, Appaloosa Investment Limited Partnership I and its related persons and entities beneficially own 132,970,269 shares of Common Stock as reported in their
    Schedule 13D, dated July 19, 2007; Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares of Common Stock as reported in their Schedule 13D, dated July 20, 2007; Merrill Lynch, Pierce, Fenner & Smith Incorporated and related entities beneficially own 1,475,701 shares of Common Stock as reported in their Schedule 13D, dated March 16, 2007; the relevant business units of UBS AG beneficially own 4,422,207 shares of Common Stock as reported in their Schedule 13D, dated January 8, 2007; and Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000.

                               Page 2 of 33 pages

-----------------------
  CUSIP No. 247126105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [X](2)
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC; OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               20,182,704
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               20,219,188

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           20,219,188 (2)

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [x](2)

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           3.6%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------

(2) As a result of the transactions and relationships described under Item 4, the Filing Person may be deemed a member of a "group" with the other Investors (as defined in Item 4). Based on information provided to the Filing Person and in Schedules 13D filed by the other Investors, Appaloosa Investment Limited Partnership I and its related persons and entities beneficially own 132,970,269 shares of Common Stock as reported in their
    Schedule 13D, dated July 19, 2007; Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares of Common Stock as reported in their Schedule 13D, dated July 20, 2007; Merrill Lynch, Pierce, Fenner & Smith Incorporated and related entities beneficially own 1,475,701 shares of Common Stock as reported in their Schedule 13D, dated March 16, 2007; the relevant business units of UBS AG beneficially own 4,422,207 shares of Common Stock as reported in its Schedule 13D, dated January 8, 2007; and Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000.

                               Page 3 of 33 pages

Item 1.  Security and Issuer.
         --------------------

     This Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Company"). This Amendment
No. 1 amends and restates this Schedule 13D in its entirety.


     The principal executive offices of the Company are located at 5725 Delphi Drive, Troy, Michigan, 48098.


Item 2.  Identity and Background.
         ------------------------

     This statement on Schedule 13D is being filed by The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs", and, together with GS Group, the "Filing Persons").(3)

     Goldman Sachs, a New York limited partnership, is an investment banking firm. Goldman Sachs is a wholly-owned subsidiary of GS Group. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each of the Filing Persons is 85 Broad Street, New York, New York 10004.

     The name, business address and present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Funds for shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and reported as beneficially owned came from the working capital of Goldman Sachs or other such subsidiary. Funds for shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons held in client accounts with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group or their employees have investment discretion ("Managed Accounts") came from client funds. The Filing Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

     Except as set forth in Schedule III hereto, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto, during the 60 day period from May 18, 2007 through July 17, 2007.

------------------
(3) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.



                               Page 4 of 33 pages

 Item 4.  Purpose of Transaction.
         ------------------------

          In connection with its bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code, the Company announced that it had accepted a proposal, dated July 17, 2007 (the "Proposal"), to enter into an Equity Purchase and Commitment Agreement (the "Equity Purchase and Commitment Agreement"), providing for the sale of common and preferred equity interests of the reorganized Company to A-D Acquisition Holdings, Inc., an affiliate at Appaloosa Management L.P. ("ADAH"), Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner and Smith Incorporated, UBS Securities LLC, Goldman Sachs and Pardus DPH Holding LLC (collectively, the "Investors"). The Equity Purchase and Commitment Agreement is attached hereto as Exhibit 99.6 and incorporated herein by reference.

          Under the Proposal, the Investors would enter into the Equity Purchase and Commitment Agreement. The Proposal will terminate if, on or before August 16, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the Investors approving and authorizing the Company to enter into the Equity Purchase and Commitment Agreement, (y) the Company has not entered into the Equity Purchase and Commitment Agreement or (z) any of the Investors determines in its sole discretion that any of the conditions contained in the Equity Purchase and Commitment Agreement are incapable of being satisfied or that any of the Investors is entitled to exercise a termination right under the Equity Purchase and Commitment Agreement.

          Under the terms of the Equity Purchase and Commitment Agreement, subject to the conditions thereof, the Investors are required to purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each Investor would purchase for $38.39 per share, each Investor's proportionate share of 4,558,479 shares of the reorganized Company's new common stock (the "Direct Subscription Shares"); (ii) each Investor would purchase for $38.39 per share, its proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "Series B Preferred Stock"); and (iii) ADAH would purchase for $31.28 per share, 12,787,724 shares of the reorganized Company's new Series A-1 Senior Convertible Preferred Stock. The number of Direct Subscription Shares and Series B Preferred Stock to be purchased by each Investor is set forth on Schedule 2 to the Equity Purchase and Commitment Agreement.

          In addition, subject to the conditions of the Equity Purchase and Commitment Agreement, the Investors are required to purchase any unsubscribed shares ("Unsubscribed Shares") of the reorganized Company's new common stock in connection with an approximately $1.6 billion rights offering (the "Rights Offering") that would be made available to holders of Common Stock as of a record date to be determined by the Company. In accordance with the Equity Purchase and Commitment Agreement, the Company would distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Company subject to the effectiveness of a registration statement to be filed with the Securities and Exchange Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable, would permit holders to purchase their pro rata share of new common stock of the reorganized Company at $38.39 per share.

          Altogether, the Investors could invest up to an aggregate of $2.55 billion in the reorganized Company. The Equity Purchase and Commitment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the Investors of certain termination rights, all of which are more fully described in the Equity Purchase and Commitment Agreement.

          The Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, and ADAH would be entitled to an arrangement fee, in amounts, at the times and under the circumstances set forth in the Equity Purchase and Commitment Agreement.

PLAN OF REORGANIZATION FRAMEWORK

          The Equity Purchase and Commitment Agreement further outlines the Company's proposed framework for a plan of reorganization, which includes distributions to be made to creditors and stockholders, the treatment of these claims of General Motors, and the corporate governance of the reorganized Issuer.

CORPORATE GOVERNANCE STRUCTURE

          Under the terms of the proposed plan, the reorganized Company would be governed by a nine (9) member board of directors including an executive chairman and the Company's Chief Executive Officer. Subject to certain conditions, six of the nine directors would be required to be independent of the reorganized Company under applicable exchange rules and independent of the Investors.

          A five (5) member selection committee will have certain approval rights with respect to the reorganized Company's initial Board of Directors. The selection committee will consist of John D. Opie, the Company's board of directors' lead independent director, a representative of each of the Company's two statutory committees, a representative from ADAH and a representative from the other Investors (other than Goldman Sachs, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC).


LETTER AGREEMENT

          On July 18, 2007, the Investors entered into a letter agreement (the "Letter Agreement") governing the relationships among them. A copy of the Letter Agreement is attached hereto as Exhibit 99.7 and incorporated by reference herein.

          The parties to the Letter Agreement have agreed, subject to certain exceptions, to certain transfer restrictions on claims and interests in any of the Debtors (as defined in the Equity Purchase and Commitment Agreement). Additionally, the Letter Agreement sets forth certain obligations of the parties to the Letter Agreement with respect to supporting the transactions contemplated by the Equity Purchase and Commitment Agreement and the parties rights and obligations with respect to certain conditions in the Equity Purchase and Commitment Agreement.

CONTRIBUTION AGREEMENT

          On July 18, 2007, the Investors entered into a Contribution and Reimbursement Agreement (the "Contribution Agreement"). A copy of the Contribution Agreement is attached hereto as Exhibit 99.8 and incorporated herein by reference.

          The Contribution Agreement governs the Investors rights in the case of payments made by any Investor in excess of its pro rata portion, upon a termination by any Investor and upon a wilfull breach by any Investor.

     The acquisition of beneficial ownership by the Filing Persons of the Common Stock reported herein was in the ordinary course of business of Goldman Sachs or another wholly-owned subsidiary of GS Group.

     Other than as provided above, the Filing Persons do not have any plans or proposals described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Filing Persons intend to continuously evaluate their investment in the Company and may acquire or dispose of shares of Common Stock, other securities of the Company, or loans or other interests in the Company or take other actions with respect to the Company's restructuring plan. The Filing Persons may hedge all or a portion of their investment in the Company. Goldman Sachs may work with the Company and/or the Investors, the Company's financial advisors, equity holders, creditors and other constituents to develop plans and proposals for the Company. These plans or proposals may involve or relate to one or more of the matters described in Item 4 of this Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of July 17, 2007, each of GS Group and Goldman Sachs may be deemed to have beneficially owned an aggregate of 20,219,188 shares of Common Stock, including (i) 20,182,704 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and (ii) 36,484 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 3.6% of the 561,781,590 shares of Common Stock reported to be outstanding as of March 31, 2007 as disclosed in Company's most recent quarterly report on Form 10-Q for the period ended March 31, 2007. GS Group and Goldman Sachs each disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.



                               Page 5 of 33 pages

          As a result of the arrangements discussed under Item 4, the Filing Persons may be deemed a group with the other Investors and, therefore, may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Investors.(4) Other than pursuant to the Equity Commitment and Purchase Agreement, the Letter Agreement and the Contribution Agreement, the Filing Persons do not have any agreement or arrangement regarding the voting or disposition of shares of Common Stock.

     In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of July 17, 2007 other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated herein.

     (c) Schedule III hereto sets forth transactions in the Common Stock which were effected during the 60 day period from May 18, 2007 through July 17, 2007, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock, described in Schedule III, were effected on the over-the-counter market. Funds for the purchase of shares of Common Stock acquired in ordinary course trading activities came from the working capital of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds. The Filing Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

     Except as set forth in Schedule III hereto, no transactions in the Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto, within the 60 day period from May 18, 2007 through July 17, 2007.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

     (e) Not applicable.

-------------------
(4) Based on information provided to the Filing Persons and in Schedules 13D filed by the other Investors, ADAH and its related persons and entities beneficially own 132,970,269 shares of Common Stock as reported in their
    Schedule 13D, dated July 19, 2007; Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 shares of Common Stock as reported in their Schedule 13D, dated July 20, 2007; Merrill Lynch, Pierce, Fenner & Smith Incorporated and related entities beneficially own 1,475,701 shares of Common Stock as reported in their Schedule 13D, dated March 16, 2007; the relevant business units of UBS AG beneficially own 4,422,207 shares of Common Stock as reported in their Schedule 13D, dated January 8, 2007; and Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000.



                               Page 6 of 33 pages

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.
         --------------------------------------------------------

     See "Item 4. Purpose of Transaction" for a description of the Equity Purchase and Commitment Agreement, the Letter Agreement and the Contribution Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits 99.6, 99.7 and 99.8, respectively. Exhibits 99.6, 99.7 and 99.8 are incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit No.         Exhibit
-----------         -------

  99.1 Joint Filing Agreement, dated March 19, 2007, between The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.*

  99.2 Equity Purchase and Commitment Agreement, dated January 18, 2007, as supplemented, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Dolce Investments LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Delphi Corporation (filed as Exhibits K and L to the Schedule 13D/A for the Company filed by Harbinger Capital Partners Master Fund I, Ltd. with the Securities and Exchange Commission on January 19, 2007, and incorporated herein by reference).

  99.3 Additional Investor Agreement, dated as of March 5, 2007, by and among, A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., Dolce Investments LLC, UBS Securities LLC and the additional investors named therein (filed as Exhibit 99.1 to the Schedule 13D/A for the Company filed by Appaloosa Management L.P. with the Securities and Exchange Commission on March 12, 2007, and incorporated herein by reference).

  99.4 Power of Attorney, dated May 23, 2006, relating to The Goldman Sachs Group, Inc.*

  99.5              Power of Attorney, dated June 26, 2006, relating to Goldman,
                    Sachs & Co.*

  99.6 Proposal Letter (attaching form of Equity Purchase and Commitment Agreement and Equity Commitment Letters) dated July 18, 2007 (incorporated by reference from Exhibit 20 to the Schedule 13D, dated July 19, 2007, of Appaloosa Investment Limited Partnership I and related persons and entities).

  99.7 Letter Agreement, dated July 18, 2007, from Appaloosa Management L.P. to Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co. and Pardus Special Opportunities Master Fund L.P. (incorporated by reference from Exhibit 21 to the Schedule 13D, dated July 19, 2007, of Appaloosa Investment Limited Partnership I and related persons and entities).

  99.8 Contribution and Reimbursement Agreement, dated July 18, 2007, among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co. and Pardus Special Opportunities Master Fund L.P. (incorporated by reference from Exhibit 22 to the Schedule 13D, dated July 19, 2007, of Appaloosa Investment Limited Partnership I and related persons and entities).

-------------------
*   Previously filed.


                               Page 7 of 33 pages

                                    SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 24, 2007


                                THE GOLDMAN SACHS GROUP, INC.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                                GOLDMAN, SACHS & CO.


                                By:/s/ Andrea Louro DeMar
                                   ----------------------------------------
                                Name:  Andrea Louro DeMar
                                Title: Attorney-in-fact



                               Page 8 of 33 pages

                                   SCHEDULE I
                                   ----------

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name                                 Present Principal Occupation
----                 -----------------------------------------------------------
Lloyd C. Blankfein   Chairman of the Board and Chief Executive Officer of The
                     Goldman Sachs Group, Inc.

Gary D. Cohn         President and Co-Chief Operating Officer of The Goldman
                     Sachs Group, Inc.

Jon Winkelried       President and Co-Chief Operating Officer of The Goldman
                     Sachs Group, Inc.

John H. Bryan        Retired Chairman and Chief Executive Officer of Sara Lee
                     Corporation

Claes Dahlback       Senior Advisor to Investor AB and Executive Director of
                     Thisbe AB

Stephen Friedman     Chairman of Stone Point Capital

William W. George    Professor of Management Practice at the Harvard Business
                     School, Retired Chairman and Chief Executive Officer of
                     Medtronic, Inc.

Rajat K. Gupta       Senior Partner of McKinsey & Company

James A. Johnson     Vice Chairman of Perseus, L.L.C.

Lois D. Juliber      Retired Vice Chairman of Colgate-Palmolive Company

Edward M. Liddy      Chairman of the Board of The Allstate Corporation

Ruth J. Simmons      President of Brown University


                               Page 9 of 33 pages

                                   SCHEDULE II
                                   -----------


     In November 2002, the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.



                               Page 10 of 33 pages

                             -----------------------


     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

     On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

     In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.



                               Page 11 of 33 pages

                                  SCHEDULE III
                                  -------------
                               Delphi Corporation
                               Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P              500    1.97     5/18/2007      5/23/2007
       P              500    1.99     5/18/2007      5/23/2007
       P              500    2.01     5/18/2007      5/23/2007
       P              500    2.02     5/18/2007      5/23/2007
       P              500    2.02     5/18/2007      5/23/2007
       P              500    2.02     5/18/2007      5/23/2007
       P              500    2.03     5/18/2007      5/23/2007
       P              500    2.03     5/18/2007      5/23/2007
       S              500    2.04     5/18/2007      5/23/2007
       P              500    2.04     5/18/2007      5/23/2007
       P            4,100    2.01     5/18/2007      5/23/2007
       P            6,000    2.05     5/18/2007      5/23/2007
       S           10,000    1.98     5/18/2007      5/23/2007
       S           10,500    2.04     5/18/2007      5/23/2007
       S           12,500    2.02     5/18/2007      5/23/2007
       P           25,000    2.04     5/18/2007      5/23/2007
       P           34,300    2.02     5/18/2007      5/23/2007
       P           49,500    2.01     5/18/2007      5/23/2007
       S           62,500    2.03     5/18/2007      5/23/2007
       P           65,700    2.02     5/18/2007      5/23/2007
       S            2,098    2.02     5/18/2007      5/23/2007
       P           10,000    1.98     5/18/2007      5/23/2007
       S           34,300    2.02     5/18/2007      5/23/2007
       S           50,000    1.98     5/18/2007      5/23/2007
       S           50,000    2.01     5/18/2007      5/23/2007
       S           65,700    2.02     5/18/2007      5/23/2007
       P                1    2.18     5/21/2007      5/24/2007
       S              200    2.22     5/21/2007      5/24/2007
       S              300    2.22     5/21/2007      5/24/2007
       S              500    2.17     5/21/2007      5/24/2007
       S              500    2.19     5/21/2007      5/24/2007
       S              500    2.19     5/21/2007      5/24/2007
       S              500    2.19     5/21/2007      5/24/2007
       S              500    2.19     5/21/2007      5/24/2007
       P              500    2.19     5/21/2007      5/24/2007
       P              500    2.20     5/21/2007      5/24/2007
       S              500    2.22     5/21/2007      5/24/2007
       S              500    2.22     5/21/2007      5/24/2007
       S              500    2.22     5/21/2007      5/24/2007
       P              500    2.24     5/21/2007      5/24/2007
       P              500    2.25     5/21/2007      5/24/2007
       S            1,000    2.22     5/21/2007      5/24/2007
       S            1,000    2.23     5/21/2007      5/24/2007
       S            2,000    2.18     5/21/2007      5/24/2007
       S            2,000    2.22     5/21/2007      5/24/2007
       S            2,000    2.22     5/21/2007      5/24/2007
       S            2,500    2.18     5/21/2007      5/24/2007
       S            2,500    2.22     5/21/2007      5/24/2007
       S            2,500    2.25     5/21/2007      5/24/2007
       S            2,900    2.22     5/21/2007      5/24/2007
       S            3,900    2.20     5/21/2007      5/24/2007
       S            4,500    2.19     5/21/2007      5/24/2007
       S            5,000    2.17     5/21/2007      5/24/2007
       P            5,000    2.17     5/21/2007      5/24/2007
       S            5,000    2.19     5/21/2007      5/24/2007
       S            5,000    2.19     5/21/2007      5/24/2007
       S            5,000    2.19     5/21/2007      5/24/2007
       S            5,000    2.19     5/21/2007      5/24/2007
       S            5,000    2.19     5/21/2007      5/24/2007
       S            5,000    2.19     5/21/2007      5/24/2007
       S            5,000    2.20     5/21/2007      5/24/2007
       S            5,000    2.20     5/21/2007      5/24/2007
       S            5,000    2.20     5/21/2007      5/24/2007
       S            5,000    2.22     5/21/2007      5/24/2007
       S            5,000    2.22     5/21/2007      5/24/2007
       S            5,000    2.22     5/21/2007      5/24/2007
       S            5,000    2.22     5/21/2007      5/24/2007
       S            5,000    2.25     5/21/2007      5/24/2007
       S            7,500    2.19     5/21/2007      5/24/2007
       S           10,000    2.20     5/21/2007      5/24/2007
       S           11,200    2.22     5/21/2007      5/24/2007
       S           12,600    2.20     5/21/2007      5/24/2007
       S           13,500    2.19     5/21/2007      5/24/2007
       S          100,000    2.15     5/21/2007      5/24/2007
       P          200,000    2.22     5/21/2007      5/24/2007
       P            1,500    2.18     5/21/2007      5/24/2007
       S            1,500    2.19     5/21/2007      5/24/2007


                               Page 12 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P                2    2.22     5/22/2007      5/25/2007
       P              450    2.14     5/22/2007      5/25/2007
       P              500    2.13     5/22/2007      5/25/2007
       S              500    2.16     5/22/2007      5/25/2007
       P              500    2.17     5/22/2007      5/25/2007
       P              500    2.17     5/22/2007      5/25/2007
       P              500    2.21     5/22/2007      5/25/2007
       S              500    2.22     5/22/2007      5/25/2007
       S            1,300    2.22     5/22/2007      5/25/2007
       S            2,000    2.22     5/22/2007      5/25/2007
       S            5,000    2.14     5/22/2007      5/25/2007
       S            5,000    2.24     5/22/2007      5/25/2007
       S           10,000    2.22     5/22/2007      5/25/2007
       P              477    2.13     5/22/2007      5/25/2007
       P            5,000    2.14     5/22/2007      5/25/2007
       P           10,000    2.17     5/22/2007      5/25/2007
       S              190    2.15     5/22/2007      5/25/2007
       P            2,200    2.14     5/22/2007      5/25/2007
       S            2,200    2.15     5/22/2007      5/25/2007
       S            5,000    2.15     5/22/2007      5/25/2007
       P            5,190    2.14     5/22/2007      5/25/2007
       P                2    2.14     5/23/2007      5/29/2007
       P              425    2.18     5/23/2007      5/29/2007
       P              500    2.12     5/23/2007      5/29/2007
       P              500    2.13     5/23/2007      5/29/2007
       S              500    2.14     5/23/2007      5/29/2007
       S              500    2.14     5/23/2007      5/29/2007
       S              500    2.14     5/23/2007      5/29/2007
       S              500    2.14     5/23/2007      5/29/2007
       P              500    2.16     5/23/2007      5/29/2007
       S              500    2.17     5/23/2007      5/29/2007
       P              500    2.18     5/23/2007      5/29/2007
       P              500    2.18     5/23/2007      5/29/2007
       S              500    2.20     5/23/2007      5/29/2007
       S              500    2.21     5/23/2007      5/29/2007
       P              530    2.15     5/23/2007      5/29/2007
       S            1,000    2.20     5/23/2007      5/29/2007
       S            2,500    2.17     5/23/2007      5/29/2007
       P            2,500    2.18     5/23/2007      5/29/2007
       S            2,500    2.20     5/23/2007      5/29/2007
       P            2,500    2.20     5/23/2007      5/29/2007
       S            5,000    2.17     5/23/2007      5/29/2007
       S            5,000    2.17     5/23/2007      5/29/2007
       P            5,000    2.18     5/23/2007      5/29/2007
       P            5,000    2.20     5/23/2007      5/29/2007
       S           10,000    2.20     5/23/2007      5/29/2007
       S           25,000    2.13     5/23/2007      5/29/2007
       S           25,000    2.20     5/23/2007      5/29/2007
       S           30,000    2.18     5/23/2007      5/29/2007
       S           50,000    2.17     5/23/2007      5/29/2007
       S           50,000    2.17     5/23/2007      5/29/2007


                               Page 13 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S           50,000    2.20     5/23/2007      5/29/2007
       S           75,000    2.20     5/23/2007      5/29/2007
       P           15,000    2.17     5/23/2007      5/29/2007
       P           15,000    2.17     5/23/2007      5/29/2007
       P           20,000    2.18     5/23/2007      5/29/2007
       P           25,000    2.10     5/23/2007      5/29/2007
       P           25,000    2.17     5/23/2007      5/29/2007
       P           25,000    2.20     5/23/2007      5/29/2007
       P           35,500    2.13     5/23/2007      5/29/2007
       P           50,000    2.20     5/23/2007      5/29/2007
       P                1    2.28     5/24/2007      5/30/2007
       S              258    2.26     5/24/2007      5/30/2007
       S              500    2.22     5/24/2007      5/30/2007
       P              500    2.22     5/24/2007      5/30/2007
       P              500    2.23     5/24/2007      5/30/2007
       P              500    2.23     5/24/2007      5/30/2007
       P              500    2.23     5/24/2007      5/30/2007
       P              500    2.24     5/24/2007      5/30/2007
       S              500    2.25     5/24/2007      5/30/2007
       P              500    2.25     5/24/2007      5/30/2007
       S              500    2.26     5/24/2007      5/30/2007
       P              500    2.26     5/24/2007      5/30/2007
       P              500    2.28     5/24/2007      5/30/2007
       S              500    2.29     5/24/2007      5/30/2007
       P              500    2.31     5/24/2007      5/30/2007
       S            1,000    2.27     5/24/2007      5/30/2007
       P            1,000    2.28     5/24/2007      5/30/2007
       P            1,000    2.30     5/24/2007      5/30/2007
       S            2,500    2.24     5/24/2007      5/30/2007
       S            2,500    2.24     5/24/2007      5/30/2007
       S            2,500    2.26     5/24/2007      5/30/2007
       S            2,500    2.26     5/24/2007      5/30/2007
       S            2,500    2.27     5/24/2007      5/30/2007
       S            2,500    2.27     5/24/2007      5/30/2007
       S            2,500    2.27     5/24/2007      5/30/2007
       S            5,000    2.24     5/24/2007      5/30/2007
       S            5,000    2.25     5/24/2007      5/30/2007
       S            6,300    2.25     5/24/2007      5/30/2007
       S            9,000    2.24     5/24/2007      5/30/2007
       S           12,500    2.26     5/24/2007      5/30/2007
       P           12,500    2.27     5/24/2007      5/30/2007
       S           35,000    2.25     5/24/2007      5/30/2007
       S           35,000    2.25     5/24/2007      5/30/2007
       S           40,000    2.25     5/24/2007      5/30/2007
       S           45,000    2.25     5/24/2007      5/30/2007
       P           28,270    2.21     5/24/2007      5/30/2007
       S           50,000    2.20     5/24/2007      5/30/2007
       P           54,800    2.25     5/24/2007      5/30/2007
       P          200,000    2.27     5/24/2007      5/30/2007
       S              499    2.33     5/25/2007      5/31/2007
       S              500    2.33     5/25/2007      5/31/2007
       S              500    2.33     5/25/2007      5/31/2007


                               Page 14 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S              500    2.34     5/25/2007      5/31/2007
       S              500    2.35     5/25/2007      5/31/2007
       S              500    2.38     5/25/2007      5/31/2007
       S              500    2.38     5/25/2007      5/31/2007
       P              500    2.39     5/25/2007      5/31/2007
       P              500    2.39     5/25/2007      5/31/2007
       S              500    2.40     5/25/2007      5/31/2007
       P              500    2.40     5/25/2007      5/31/2007
       S              800    2.32     5/25/2007      5/31/2007
       P              915    2.40     5/25/2007      5/31/2007
       P            1,000    2.32     5/25/2007      5/31/2007
       S            1,000    2.41     5/25/2007      5/31/2007
       S            2,500    2.40     5/25/2007      5/31/2007
       P            3,200    2.39     5/25/2007      5/31/2007
       S            5,000    2.40     5/25/2007      5/31/2007
       P            5,800    2.39     5/25/2007      5/31/2007
       P            8,200    2.40     5/25/2007      5/31/2007
       S           15,000    2.35     5/25/2007      5/31/2007
       P           15,000    2.40     5/25/2007      5/31/2007
       S           26,500    2.38     5/25/2007      5/31/2007
       S          100,000    2.30     5/25/2007      5/31/2007
       P                1    2.32     5/25/2007      5/31/2007
       S                1    2.33     5/25/2007      5/31/2007
       P                2    2.42     5/29/2007       6/1/2007
       P              500    2.40     5/29/2007       6/1/2007
       P              500    2.41     5/29/2007       6/1/2007
       P              500    2.41     5/29/2007       6/1/2007
       P              500    2.42     5/29/2007       6/1/2007
       P              885    2.40     5/29/2007       6/1/2007
       P            1,000    2.42     5/29/2007       6/1/2007
       P            1,000    2.42     5/29/2007       6/1/2007
       P            1,000    2.42     5/29/2007       6/1/2007
       S            5,000    2.40     5/29/2007       6/1/2007
       S           10,000    2.40     5/29/2007       6/1/2007
       S           33,500    2.40     5/29/2007       6/1/2007
       P              500    2.39     5/29/2007       6/1/2007
       P            1,600    2.39     5/29/2007       6/1/2007
       P           39,250    2.40     5/29/2007       6/1/2007
       P           25,000    2.51     5/30/2007       6/4/2007
       P              500    2.41     5/30/2007       6/4/2007
       P              500    2.41     5/30/2007       6/4/2007
       S              500    2.43     5/30/2007       6/4/2007
       S              500    2.43     5/30/2007       6/4/2007
       P              500    2.44     5/30/2007       6/4/2007
       P              500    2.45     5/30/2007       6/4/2007
       P              500    2.45     5/30/2007       6/4/2007
       S              500    2.46     5/30/2007       6/4/2007
       S              500    2.50     5/30/2007       6/4/2007
       S              500    2.50     5/30/2007       6/4/2007
       S              500    2.51     5/30/2007       6/4/2007
       S              500    2.51     5/30/2007       6/4/2007
       P              500    2.51     5/30/2007       6/4/2007


                               Page 15 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P              500    2.52     5/30/2007       6/4/2007
       S              500    2.53     5/30/2007       6/4/2007
       S              500    2.54     5/30/2007       6/4/2007
       S              500    2.54     5/30/2007       6/4/2007
       P              998    2.45     5/30/2007       6/4/2007
       P            2,000    2.44     5/30/2007       6/4/2007
       P            2,500    2.42     5/30/2007       6/4/2007
       S            2,500    2.43     5/30/2007       6/4/2007
       P            3,300    2.42     5/30/2007       6/4/2007
       P            3,500    2.42     5/30/2007       6/4/2007
       P            3,500    2.42     5/30/2007       6/4/2007
       P            3,500    2.42     5/30/2007       6/4/2007
       P            3,500    2.42     5/30/2007       6/4/2007
       P            5,000    2.52     5/30/2007       6/4/2007
       P            6,400    2.45     5/30/2007       6/4/2007
       P            6,400    2.45     5/30/2007       6/4/2007
       P            6,400    2.45     5/30/2007       6/4/2007
       P            6,500    2.42     5/30/2007       6/4/2007
       P            6,500    2.42     5/30/2007       6/4/2007
       P           20,000    2.52     5/30/2007       6/4/2007
       P           22,000    2.45     5/30/2007       6/4/2007
       P           50,000    2.42     5/30/2007       6/4/2007
       S            5,400    2.52     5/30/2007       6/4/2007
       S          144,500    2.42     5/30/2007       6/4/2007
       P              306    2.73     5/31/2007       6/5/2007
       P              500    2.68     5/31/2007       6/5/2007
       P              500    2.68     5/31/2007       6/5/2007
       P              500    2.68     5/31/2007       6/5/2007
       S              500    2.69     5/31/2007       6/5/2007
       S              500    2.69     5/31/2007       6/5/2007
       S              500    2.70     5/31/2007       6/5/2007
       P              500    2.71     5/31/2007       6/5/2007
       S              500    2.72     5/31/2007       6/5/2007
       P              500    2.75     5/31/2007       6/5/2007
       P              500    2.75     5/31/2007       6/5/2007
       S              500    2.81     5/31/2007       6/5/2007
       S              550    2.76     5/31/2007       6/5/2007
       P            1,000    2.68     5/31/2007       6/5/2007
       S            1,000    2.76     5/31/2007       6/5/2007
       S            1,000    2.81     5/31/2007       6/5/2007
       P            1,250    2.80     5/31/2007       6/5/2007
       S            2,000    2.76     5/31/2007       6/5/2007
       S            2,500    2.74     5/31/2007       6/5/2007
       S            2,585    2.74     5/31/2007       6/5/2007
       S            5,000    2.69     5/31/2007       6/5/2007
       P            5,000    2.73     5/31/2007       6/5/2007
       S            5,000    2.74     5/31/2007       6/5/2007
       S            5,000    2.74     5/31/2007       6/5/2007
       S           10,000    2.72     5/31/2007       6/5/2007
       S           10,000    2.72     5/31/2007       6/5/2007
       S           50,000    2.74     5/31/2007       6/5/2007
       S           50,000    2.87     5/31/2007       6/5/2007


                               Page 16 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P           50,000    2.87     5/31/2007       6/5/2007
       P           50,000    2.90     5/31/2007       6/5/2007
       P           50,000    2.90     5/31/2007       6/5/2007
       P           50,000    2.90     5/31/2007       6/5/2007
       S          100,000    2.65     5/31/2007       6/5/2007
       S          100,000    2.72     5/31/2007       6/5/2007
       P          100,000    2.72     5/31/2007       6/5/2007
       P            2,207    2.78     6/1/2007        6/6/2007
       P            4,700    2.71     6/1/2007        6/6/2007
       P            4,800    2.71     6/1/2007        6/6/2007
       P            8,293    2.72     6/1/2007        6/6/2007
       P           15,000    2.79     6/1/2007        6/6/2007
       P               69    2.81     6/1/2007        6/6/2007
       P              400    2.71     6/1/2007        6/6/2007
       S              500    2.66     6/1/2007        6/6/2007
       P              500    2.71     6/1/2007        6/6/2007
       S              500    2.75     6/1/2007        6/6/2007
       P              500    2.75     6/1/2007        6/6/2007
       P              500    2.81     6/1/2007        6/6/2007
       S              500    2.82     6/1/2007        6/6/2007
       S              500    2.83     6/1/2007        6/6/2007
       S              500    2.83     6/1/2007        6/6/2007
       P              500    2.83     6/1/2007        6/6/2007
       S              500    2.84     6/1/2007        6/6/2007
       P              500    2.85     6/1/2007        6/6/2007
       S            2,207    2.78     6/1/2007        6/6/2007
       S            2,500    2.70     6/1/2007        6/6/2007
       S            2,500    2.84     6/1/2007        6/6/2007
       S            4,700    2.71     6/1/2007        6/6/2007
       S            4,800    2.71     6/1/2007        6/6/2007
       P            5,000    2.72     6/1/2007        6/6/2007
       S            8,293    2.72     6/1/2007        6/6/2007
       P            9,500    2.71     6/1/2007        6/6/2007
       P           14,000    2.72     6/1/2007        6/6/2007
       P           14,000    2.72     6/1/2007        6/6/2007
       S           15,000    2.79     6/1/2007        6/6/2007
       P           15,000    2.79     6/1/2007        6/6/2007
       S           25,500    2.82     6/1/2007        6/6/2007
       S           37,800    2.81     6/1/2007        6/6/2007
       P            1,000    2.85     6/1/2007        6/6/2007
       P           23,833    2.85     6/1/2007        6/6/2007
       P           25,000    2.81     6/1/2007        6/6/2007
       S          230,500    2.69     6/1/2007        6/6/2007
       P                1    2.80     6/4/2007        6/7/2007
       S              465    2.75     6/4/2007        6/7/2007
       S              500    2.77     6/4/2007        6/7/2007
       P            1,000    2.80     6/4/2007        6/7/2007
       P            1,816    2.77     6/4/2007        6/7/2007
       S            2,500    2.75     6/4/2007        6/7/2007
       P           10,000    2.77     6/4/2007        6/7/2007
       P           10,000    2.77     6/4/2007        6/7/2007
       P           25,000    2.80     6/4/2007        6/7/2007


                               Page 17 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P          129,000    2.77     6/4/2007        6/7/2007
       S          193,000    2.75     6/4/2007        6/7/2007
       P                1    2.76     6/5/2007        6/8/2007
       P              500    2.66     6/5/2007        6/8/2007
       P              500    2.68     6/5/2007        6/8/2007
       P              500    2.68     6/5/2007        6/8/2007
       P              500    2.68     6/5/2007        6/8/2007
       P              500    2.69     6/5/2007        6/8/2007
       P              500    2.69     6/5/2007        6/8/2007
       P              500    2.74     6/5/2007        6/8/2007
       P              500    2.74     6/5/2007        6/8/2007
       P            1,000    2.77     6/5/2007        6/8/2007
       P            1,500    2.75     6/5/2007        6/8/2007
       P            1,500    2.75     6/5/2007        6/8/2007
       P            2,000    2.69     6/5/2007        6/8/2007
       P            2,000    2.69     6/5/2007        6/8/2007
       P            2,500    2.68     6/5/2007        6/8/2007
       P            2,500    2.69     6/5/2007        6/8/2007
       P            2,500    2.69     6/5/2007        6/8/2007
       P            2,500    2.69     6/5/2007        6/8/2007
       P            2,500    2.69     6/5/2007        6/8/2007
       P            2,500    2.75     6/5/2007        6/8/2007
       P            3,400    2.66     6/5/2007        6/8/2007
       P            4,500    2.69     6/5/2007        6/8/2007
       P            5,100    2.68     6/5/2007        6/8/2007
       P            6,278    2.68     6/5/2007        6/8/2007
       P            9,000    2.77     6/5/2007        6/8/2007
       S           21,005    2.69     6/5/2007        6/8/2007
       P          196,263    2.70     6/5/2007        6/8/2007
       S            3,995    2.69     6/5/2007        6/8/2007
       S           25,000    2.68     6/5/2007        6/8/2007
       S           25,000    2.69     6/5/2007        6/8/2007
       P           53,995    2.68     6/5/2007        6/8/2007
       S              500    2.69     6/6/2007       6/11/2007
       S              500    2.70     6/6/2007       6/11/2007
       P              500    2.70     6/6/2007       6/11/2007
       P              500    2.71     6/6/2007       6/11/2007
       S              500    2.72     6/6/2007       6/11/2007
       S              500    2.72     6/6/2007       6/11/2007
       P              500    2.72     6/6/2007       6/11/2007
       P              500    2.72     6/6/2007       6/11/2007
       P              500    2.72     6/6/2007       6/11/2007
       S              500    2.73     6/6/2007       6/11/2007
       P            1,000    2.71     6/6/2007       6/11/2007
       P            1,000    2.71     6/6/2007       6/11/2007
       S            1,000    2.72     6/6/2007       6/11/2007
       P            2,000    2.71     6/6/2007       6/11/2007
       S            2,500    2.70     6/6/2007       6/11/2007
       P            2,500    2.70     6/6/2007       6/11/2007
       S            2,500    2.72     6/6/2007       6/11/2007
       S            2,500    2.72     6/6/2007       6/11/2007
       P            2,500    2.72     6/6/2007       6/11/2007


                               Page 18 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P            2,500    2.72     6/6/2007       6/11/2007
       P           10,000    2.71     6/6/2007       6/11/2007
       P           10,000    2.72     6/6/2007       6/11/2007
       P           10,000    2.72     6/6/2007       6/11/2007
       S           50,000    2.70     6/6/2007       6/11/2007
       P           50,000    2.72     6/6/2007       6/11/2007
       P            6,000    2.72     6/6/2007       6/11/2007
       P          100,000    2.70     6/6/2007       6/11/2007
       P          150,000    2.72     6/6/2007       6/11/2007
       S          250,000    2.72     6/6/2007       6/11/2007
       P                1    2.70     6/7/2007       6/12/2007
       S              200    2.60     6/7/2007       6/12/2007
       S              200    2.60     6/7/2007       6/12/2007
       P              424    2.59     6/7/2007       6/12/2007
       S              500    2.60     6/7/2007       6/12/2007
       S              500    2.60     6/7/2007       6/12/2007
       S              500    2.60     6/7/2007       6/12/2007
       S              500    2.61     6/7/2007       6/12/2007
       P              500    2.61     6/7/2007       6/12/2007
       P              500    2.62     6/7/2007       6/12/2007
       P              500    2.62     6/7/2007       6/12/2007
       P              500    2.63     6/7/2007       6/12/2007
       S              500    2.64     6/7/2007       6/12/2007
       S              500    2.64     6/7/2007       6/12/2007
       P              500    2.64     6/7/2007       6/12/2007
       P              500    2.69     6/7/2007       6/12/2007
       P            1,000    2.60     6/7/2007       6/12/2007
       P            1,000    2.60     6/7/2007       6/12/2007
       S            2,500    2.60     6/7/2007       6/12/2007
       P            2,500    2.60     6/7/2007       6/12/2007
       P            4,700    2.61     6/7/2007       6/12/2007
       P            4,800    2.61     6/7/2007       6/12/2007
       S            5,000    2.60     6/7/2007       6/12/2007
       S            5,000    2.60     6/7/2007       6/12/2007
       S            5,000    2.60     6/7/2007       6/12/2007
       S            9,500    2.60     6/7/2007       6/12/2007
       P            9,500    2.65     6/7/2007       6/12/2007
       S           10,000    2.60     6/7/2007       6/12/2007
       P           15,000    2.58     6/7/2007       6/12/2007
       P              500    2.69     6/7/2007       6/12/2007
       P           12,500    2.60     6/7/2007       6/12/2007
       P          250,000    2.62     6/7/2007       6/12/2007
       P                2    2.59     6/8/2007       6/13/2007
       P              500    2.43     6/8/2007       6/13/2007
       P              500    2.44     6/8/2007       6/13/2007
       P              500    2.46     6/8/2007       6/13/2007
       S              500    2.48     6/8/2007       6/13/2007
       P              500    2.50     6/8/2007       6/13/2007
       P              500    2.52     6/8/2007       6/13/2007
       S              500    2.53     6/8/2007       6/13/2007
       S              500    2.53     6/8/2007       6/13/2007
       S              500    2.53     6/8/2007       6/13/2007


                               Page 19 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S              500    2.54     6/8/2007       6/13/2007
       S              500    2.55     6/8/2007       6/13/2007
       S              500    2.55     6/8/2007       6/13/2007
       S              500    2.55     6/8/2007       6/13/2007
       S              500    2.55     6/8/2007       6/13/2007
       S              500    2.58     6/8/2007       6/13/2007
       S              500    2.59     6/8/2007       6/13/2007
       S              500    2.59     6/8/2007       6/13/2007
       P              500    2.59     6/8/2007       6/13/2007
       S              500    2.62     6/8/2007       6/13/2007
       S              500    2.62     6/8/2007       6/13/2007
       S              500    2.64     6/8/2007       6/13/2007
       S              500    2.64     6/8/2007       6/13/2007
       S              500    2.64     6/8/2007       6/13/2007
       S              500    2.64     6/8/2007       6/13/2007
       S              500    2.64     6/8/2007       6/13/2007
       S              500    2.65     6/8/2007       6/13/2007
       S              500    2.65     6/8/2007       6/13/2007
       S              500    2.65     6/8/2007       6/13/2007
       S              500    2.66     6/8/2007       6/13/2007
       S              500    2.66     6/8/2007       6/13/2007
       S              500    2.67     6/8/2007       6/13/2007
       S              500    2.69     6/8/2007       6/13/2007
       S              500    2.69     6/8/2007       6/13/2007
       S              500    2.69     6/8/2007       6/13/2007
       S              500    2.69     6/8/2007       6/13/2007
       S              500    2.69     6/8/2007       6/13/2007
       P            1,000    2.50     6/8/2007       6/13/2007
       S            1,000    2.53     6/8/2007       6/13/2007
       S            1,000    2.53     6/8/2007       6/13/2007
       S            1,000    2.55     6/8/2007       6/13/2007
       S            1,000    2.55     6/8/2007       6/13/2007
       P            1,000    2.60     6/8/2007       6/13/2007
       S            1,000    2.62     6/8/2007       6/13/2007
       S            1,000    2.62     6/8/2007       6/13/2007
       P            1,000    2.63     6/8/2007       6/13/2007
       S            1,000    2.66     6/8/2007       6/13/2007
       S            1,000    2.67     6/8/2007       6/13/2007
       S            1,500    2.61     6/8/2007       6/13/2007
       P            2,500    2.49     6/8/2007       6/13/2007
       P            2,500    2.50     6/8/2007       6/13/2007
       S            2,500    2.52     6/8/2007       6/13/2007
       S            2,500    2.55     6/8/2007       6/13/2007
       S            2,500    2.57     6/8/2007       6/13/2007
       S            2,500    2.57     6/8/2007       6/13/2007
       S            2,500    2.57     6/8/2007       6/13/2007
       P            2,500    2.60     6/8/2007       6/13/2007
       S            2,500    2.62     6/8/2007       6/13/2007
       S            2,500    2.64     6/8/2007       6/13/2007
       S            2,500    2.64     6/8/2007       6/13/2007
       S            2,500    2.64     6/8/2007       6/13/2007
       S            2,500    2.64     6/8/2007       6/13/2007


                               Page 20 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S            2,500    2.64     6/8/2007       6/13/2007
       S            2,500    2.64     6/8/2007       6/13/2007
       S            2,500    2.65     6/8/2007       6/13/2007
       S            2,500    2.69     6/8/2007       6/13/2007
       S            2,500    2.69     6/8/2007       6/13/2007
       S            3,300    2.69     6/8/2007       6/13/2007
       S            3,500    2.62     6/8/2007       6/13/2007
       S            3,900    2.53     6/8/2007       6/13/2007
       S            4,000    2.53     6/8/2007       6/13/2007
       S            4,500    2.53     6/8/2007       6/13/2007
       S            4,500    2.62     6/8/2007       6/13/2007
       S            5,000    2.53     6/8/2007       6/13/2007
       S            5,000    2.53     6/8/2007       6/13/2007
       S            5,000    2.53     6/8/2007       6/13/2007
       S            5,000    2.55     6/8/2007       6/13/2007
       S            5,000    2.57     6/8/2007       6/13/2007
       S            5,000    2.60     6/8/2007       6/13/2007
       S            5,000    2.62     6/8/2007       6/13/2007
       S            5,000    2.64     6/8/2007       6/13/2007
       S            5,000    2.64     6/8/2007       6/13/2007
       S            5,000    2.66     6/8/2007       6/13/2007
       S            5,000    2.66     6/8/2007       6/13/2007
       S            5,000    2.67     6/8/2007       6/13/2007
       S            5,000    2.69     6/8/2007       6/13/2007
       P            6,200    2.60     6/8/2007       6/13/2007
       P            6,300    2.60     6/8/2007       6/13/2007
       P           10,000    2.46     6/8/2007       6/13/2007
       S           10,000    2.52     6/8/2007       6/13/2007
       S           10,000    2.55     6/8/2007       6/13/2007
       P           10,000    2.56     6/8/2007       6/13/2007
       S           10,000    2.57     6/8/2007       6/13/2007
       S           10,000    2.57     6/8/2007       6/13/2007
       P           10,000    2.62     6/8/2007       6/13/2007
       S           10,000    2.69     6/8/2007       6/13/2007
       S           11,000    2.51     6/8/2007       6/13/2007
       S           13,000    2.52     6/8/2007       6/13/2007
       S           15,000    2.66     6/8/2007       6/13/2007
       S           18,300    2.60     6/8/2007       6/13/2007
       S           20,000    2.57     6/8/2007       6/13/2007
       S           20,000    2.57     6/8/2007       6/13/2007
       S           20,000    2.64     6/8/2007       6/13/2007
       S           50,000    2.59     6/8/2007       6/13/2007
       S           50,000    2.65     6/8/2007       6/13/2007
       S           50,000    2.67     6/8/2007       6/13/2007
       P           75,000    2.50     6/8/2007       6/13/2007
       P              500    2.66     6/8/2007       6/13/2007
       P           16,300    2.60     6/8/2007       6/13/2007
       P           50,000    2.65     6/8/2007       6/13/2007
       P          100,000    2.50     6/8/2007       6/13/2007
       P          100,000    2.57     6/8/2007       6/13/2007
       P          150,000    2.53     6/8/2007       6/13/2007
       S          259,500    2.48     6/8/2007       6/13/2007


                               Page 21 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P              500    2.59     6/8/2007       6/13/2007
       P            2,500    2.59     6/8/2007       6/13/2007
       S            3,000    2.60     6/8/2007       6/13/2007
       P                2    2.69     6/11/2007      6/14/2007
       P              430    2.68     6/11/2007      6/14/2007
       P              500    2.68     6/11/2007      6/14/2007
       S              500    2.69     6/11/2007      6/14/2007
       S              500    2.69     6/11/2007      6/14/2007
       S              500    2.69     6/11/2007      6/14/2007
       P                1    2.70     6/12/2007      6/15/2007
       S              200    2.64     6/12/2007      6/15/2007
       P              200    2.64     6/12/2007      6/15/2007
       P              500    2.63     6/12/2007      6/15/2007
       S              500    2.67     6/12/2007      6/15/2007
       P              500    2.67     6/12/2007      6/15/2007
       S              500    2.68     6/12/2007      6/15/2007
       P              500    2.69     6/12/2007      6/15/2007
       P           48,900    2.65     6/12/2007      6/15/2007
       S              200    2.64     6/12/2007      6/15/2007
       P                1    2.63     6/13/2007      6/18/2007
       P              279    2.62     6/13/2007      6/18/2007
       P              500    2.59     6/13/2007      6/18/2007
       P              500    2.59     6/13/2007      6/18/2007
       S              500    2.62     6/13/2007      6/18/2007
       P              500    2.65     6/13/2007      6/18/2007
       P              500    2.65     6/13/2007      6/18/2007
       P            2,500    2.59     6/13/2007      6/18/2007
       P            2,500    2.59     6/13/2007      6/18/2007
       P            5,000    2.65     6/13/2007      6/18/2007
       P                2    2.72     6/14/2007      6/19/2007
       S              500    2.71     6/14/2007      6/19/2007
       P              500    2.71     6/14/2007      6/19/2007
       S              500    2.73     6/14/2007      6/19/2007
       S              500    2.75     6/14/2007      6/19/2007
       S              500    2.75     6/14/2007      6/19/2007
       S              500    2.75     6/14/2007      6/19/2007
       S              500    2.75     6/14/2007      6/19/2007
       P              500    2.76     6/14/2007      6/19/2007
       P              500    2.76     6/14/2007      6/19/2007
       P              500    2.77     6/14/2007      6/19/2007
       S              500    2.78     6/14/2007      6/19/2007
       S              500    2.78     6/14/2007      6/19/2007
       S              500    2.80     6/14/2007      6/19/2007
       P              500    2.80     6/14/2007      6/19/2007
       P            1,000    2.72     6/14/2007      6/19/2007
       S            1,000    2.75     6/14/2007      6/19/2007
       S            1,000    2.76     6/14/2007      6/19/2007
       S            1,000    2.79     6/14/2007      6/19/2007
       S            1,000    2.80     6/14/2007      6/19/2007
       S            2,500    2.75     6/14/2007      6/19/2007
       S            5,000    2.75     6/14/2007      6/19/2007
       S            5,000    2.76     6/14/2007      6/19/2007


                               Page 22 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S            5,000    2.79     6/14/2007      6/19/2007
       S            5,000    2.79     6/14/2007      6/19/2007
       S            6,350    2.76     6/14/2007      6/19/2007
       S            6,711    2.76     6/14/2007      6/19/2007
       P           10,000    2.83     6/14/2007      6/19/2007
       P           10,000    2.85     6/14/2007      6/19/2007
       S           20,000    2.79     6/14/2007      6/19/2007
       S           25,000    2.78     6/14/2007      6/19/2007
       S           50,000    2.75     6/14/2007      6/19/2007
       S           50,000    2.75     6/14/2007      6/19/2007
       P           50,000    2.75     6/14/2007      6/19/2007
       P           50,000    2.75     6/14/2007      6/19/2007
       S           50,000    2.76     6/14/2007      6/19/2007
       S           50,000    2.80     6/14/2007      6/19/2007
       S           50,000    2.80     6/14/2007      6/19/2007
       P           50,000    2.83     6/14/2007      6/19/2007
       S           50,000    2.90     6/14/2007      6/19/2007
       S          150,000    2.78     6/14/2007      6/19/2007
       S          150,000    2.81     6/14/2007      6/19/2007
       S          200,000    2.75     6/14/2007      6/19/2007
       P           30,000    2.79     6/14/2007      6/19/2007
       P          250,000    2.75     6/14/2007      6/19/2007
       P          250,000    2.78     6/14/2007      6/19/2007
       P                1    2.83     6/15/2007      6/20/2007
       P               52    2.84     6/15/2007      6/20/2007
       P              300    2.82     6/15/2007      6/20/2007
       P              500    2.84     6/15/2007      6/20/2007
       P              500    2.85     6/15/2007      6/20/2007
       P              500    2.85     6/15/2007      6/20/2007
       P              500    2.85     6/15/2007      6/20/2007
       P              500    2.85     6/15/2007      6/20/2007
       P              500    2.85     6/15/2007      6/20/2007
       P              500    2.85     6/15/2007      6/20/2007
       S              500    2.86     6/15/2007      6/20/2007
       S              500    2.86     6/15/2007      6/20/2007
       S              500    2.86     6/15/2007      6/20/2007
       S              800    2.86     6/15/2007      6/20/2007
       S              932    2.84     6/15/2007      6/20/2007
       S            1,000    2.82     6/15/2007      6/20/2007
       S            1,000    2.84     6/15/2007      6/20/2007
       S            1,000    2.86     6/15/2007      6/20/2007
       S            1,000    2.86     6/15/2007      6/20/2007
       S            2,500    2.82     6/15/2007      6/20/2007
       S            2,500    2.84     6/15/2007      6/20/2007
       S            2,500    2.86     6/15/2007      6/20/2007
       S            5,000    2.79     6/15/2007      6/20/2007
       S            5,000    2.79     6/15/2007      6/20/2007
       S            5,000    2.84     6/15/2007      6/20/2007
       S            5,000    2.84     6/15/2007      6/20/2007
       S            5,000    2.85     6/15/2007      6/20/2007
       S            5,000    2.85     6/15/2007      6/20/2007
       S            5,000    2.86     6/15/2007      6/20/2007


                               Page 23 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S            5,000    2.86     6/15/2007      6/20/2007
       S           10,000    2.84     6/15/2007      6/20/2007
       S           10,000    2.86     6/15/2007      6/20/2007
       S           10,000    2.86     6/15/2007      6/20/2007
       S           15,000    2.84     6/15/2007      6/20/2007
       S           15,000    2.85     6/15/2007      6/20/2007
       S           22,500    2.84     6/15/2007      6/20/2007
       S           24,300    2.86     6/15/2007      6/20/2007
       S           45,000    2.84     6/15/2007      6/20/2007
       S           50,000    2.83     6/15/2007      6/20/2007
       S           75,000    2.85     6/15/2007      6/20/2007
       S          100,000    2.85     6/15/2007      6/20/2007
       S              330    2.85     6/15/2007      6/20/2007
       P              600    2.84     6/15/2007      6/20/2007
       P              936    2.84     6/15/2007      6/20/2007
       P           75,000    2.85     6/15/2007      6/20/2007
       P          200,000    2.86     6/15/2007      6/20/2007
       P          214,400    2.84     6/15/2007      6/20/2007
       P                2    2.83     6/18/2007      6/21/2007
       S              200    2.64     6/18/2007      6/21/2007
       S              500    2.56     6/18/2007      6/21/2007
       P              500    2.59     6/18/2007      6/21/2007
       P              500    2.62     6/18/2007      6/21/2007
       P              500    2.63     6/18/2007      6/21/2007
       P              500    2.63     6/18/2007      6/21/2007
       P              500    2.63     6/18/2007      6/21/2007
       S              500    2.64     6/18/2007      6/21/2007
       S              500    2.64     6/18/2007      6/21/2007
       S              500    2.65     6/18/2007      6/21/2007
       S              500    2.65     6/18/2007      6/21/2007
       S              500    2.65     6/18/2007      6/21/2007
       S              500    2.65     6/18/2007      6/21/2007
       S              500    2.65     6/18/2007      6/21/2007
       S              500    2.65     6/18/2007      6/21/2007
       S              500    2.66     6/18/2007      6/21/2007
       P              500    2.66     6/18/2007      6/21/2007
       P              500    2.66     6/18/2007      6/21/2007
       P              500    2.71     6/18/2007      6/21/2007
       P              500    2.82     6/18/2007      6/21/2007
       S            1,000    2.64     6/18/2007      6/21/2007
       S            1,000    2.64     6/18/2007      6/21/2007
       S            1,000    2.65     6/18/2007      6/21/2007
       S            1,000    2.65     6/18/2007      6/21/2007
       S            2,500    2.60     6/18/2007      6/21/2007
       S            2,500    2.63     6/18/2007      6/21/2007
       P            2,500    2.63     6/18/2007      6/21/2007
       S            2,500    2.65     6/18/2007      6/21/2007
       S            2,500    2.65     6/18/2007      6/21/2007
       S            2,500    2.65     6/18/2007      6/21/2007
       P            2,500    2.65     6/18/2007      6/21/2007
       P            2,500    2.66     6/18/2007      6/21/2007
       P            3,000    2.66     6/18/2007      6/21/2007


                               Page 24 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S            3,100    2.65     6/18/2007      6/21/2007
       P            3,400    2.59     6/18/2007      6/21/2007
       S            3,615    2.64     6/18/2007      6/21/2007
       S            5,000    2.58     6/18/2007      6/21/2007
       S            5,000    2.63     6/18/2007      6/21/2007
       S            5,000    2.63     6/18/2007      6/21/2007
       S            5,000    2.63     6/18/2007      6/21/2007
       S            5,000    2.63     6/18/2007      6/21/2007
       S            5,000    2.63     6/18/2007      6/21/2007
       S            5,000    2.63     6/18/2007      6/21/2007
       S            5,000    2.63     6/18/2007      6/21/2007
       P            5,000    2.63     6/18/2007      6/21/2007
       S            5,000    2.64     6/18/2007      6/21/2007
       S            5,000    2.64     6/18/2007      6/21/2007
       P            5,000    2.64     6/18/2007      6/21/2007
       P            5,000    2.66     6/18/2007      6/21/2007
       P            5,600    2.64     6/18/2007      6/21/2007
       S            7,500    2.64     6/18/2007      6/21/2007
       S            7,500    2.65     6/18/2007      6/21/2007
       S            7,500    2.65     6/18/2007      6/21/2007
       S            9,310    2.64     6/18/2007      6/21/2007
       S           10,000    2.58     6/18/2007      6/21/2007
       P           10,000    2.63     6/18/2007      6/21/2007
       S           10,000    2.64     6/18/2007      6/21/2007
       S           10,000    2.65     6/18/2007      6/21/2007
       P           10,000    2.65     6/18/2007      6/21/2007
       S           10,000    2.66     6/18/2007      6/21/2007
       S           10,000    2.66     6/18/2007      6/21/2007
       S           10,000    2.66     6/18/2007      6/21/2007
       S           11,900    2.65     6/18/2007      6/21/2007
       S           12,200    2.64     6/18/2007      6/21/2007
       S           15,000    2.64     6/18/2007      6/21/2007
       S           20,000    2.84     6/18/2007      6/21/2007
       S           25,000    2.64     6/18/2007      6/21/2007
       S           25,000    2.64     6/18/2007      6/21/2007
       P           25,000    2.64     6/18/2007      6/21/2007
       P           25,000    2.65     6/18/2007      6/21/2007
       S           25,000    2.84     6/18/2007      6/21/2007
       S           50,000    2.64     6/18/2007      6/21/2007
       S           50,000    2.64     6/18/2007      6/21/2007
       P           15,000    2.65     6/18/2007      6/21/2007
       P           15,000    2.65     6/18/2007      6/21/2007
       P           50,000    2.64     6/18/2007      6/21/2007
       P          112,500    2.64     6/18/2007      6/21/2007
       P          200,000    2.64     6/18/2007      6/21/2007
       S              500    2.54     6/19/2007      6/22/2007
       S              500    2.58     6/19/2007      6/22/2007
       P            1,375    2.55     6/19/2007      6/22/2007
       P            2,800    2.55     6/19/2007      6/22/2007
       P            5,000    2.57     6/19/2007      6/22/2007
       P            5,500    2.55     6/19/2007      6/22/2007
       P            5,500    2.55     6/19/2007      6/22/2007


                               Page 25 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P            1,800    2.63     6/19/2007      6/22/2007
       P            1,800    2.63     6/19/2007      6/22/2007
       P            2,000    2.55     6/19/2007      6/22/2007
       P            2,970    2.63     6/19/2007      6/22/2007
       P            2,970    2.63     6/19/2007      6/22/2007
       S            4,770    2.60     6/19/2007      6/22/2007
       S           13,299    2.59     6/20/2007      6/25/2007
       P              500    2.59     6/20/2007      6/25/2007
       P              500    2.59     6/20/2007      6/25/2007
       S              500    2.60     6/20/2007      6/25/2007
       P              500    2.60     6/20/2007      6/25/2007
       P              500    2.63     6/20/2007      6/25/2007
       P            2,500    2.59     6/20/2007      6/25/2007
       S            2,500    2.63     6/20/2007      6/25/2007
       P            2,500    2.66     6/20/2007      6/25/2007
       S            2,500    2.67     6/20/2007      6/25/2007
       P            5,000    2.60     6/20/2007      6/25/2007
       P            5,000    2.60     6/20/2007      6/25/2007
       P            5,000    2.60     6/20/2007      6/25/2007
       S            5,000    2.65     6/20/2007      6/25/2007
       S           10,000    2.64     6/20/2007      6/25/2007
       P           13,299    2.59     6/20/2007      6/25/2007
       P           20,000    2.60     6/20/2007      6/25/2007
       P           50,000    2.59     6/20/2007      6/25/2007
       S          100,000    2.64     6/20/2007      6/25/2007
       S            7,000    2.60     6/20/2007      6/25/2007
       S           15,000    2.60     6/20/2007      6/25/2007
       P                1    2.60     6/21/2007      6/26/2007
       S              500    2.61     6/21/2007      6/26/2007
       S              500    2.67     6/21/2007      6/26/2007
       S              500    2.67     6/21/2007      6/26/2007
       S              500    2.68     6/21/2007      6/26/2007
       S              500    2.70     6/21/2007      6/26/2007
       S              662    2.60     6/21/2007      6/26/2007
       S            1,000    2.61     6/21/2007      6/26/2007
       S            1,000    2.67     6/21/2007      6/26/2007
       S            2,500    2.67     6/21/2007      6/26/2007
       S            2,500    2.70     6/21/2007      6/26/2007
       S            2,500    2.70     6/21/2007      6/26/2007
       S            2,500    2.70     6/21/2007      6/26/2007
       S            3,000    2.69     6/21/2007      6/26/2007
       S            4,000    2.69     6/21/2007      6/26/2007
       S            6,200    2.67     6/21/2007      6/26/2007
       S           10,000    2.68     6/21/2007      6/26/2007
       S           11,000    2.67     6/21/2007      6/26/2007
       S              250    2.62     6/21/2007      6/26/2007
       P                1    2.76     6/22/2007      6/27/2007
       P              500    2.65     6/22/2007      6/27/2007
       P              500    2.66     6/22/2007      6/27/2007
       S              500    2.68     6/22/2007      6/27/2007
       P              500    2.70     6/22/2007      6/27/2007
       P              500    2.72     6/22/2007      6/27/2007


                               Page 26 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P              500    2.72     6/22/2007      6/27/2007
       S              500    2.73     6/22/2007      6/27/2007
       S              500    2.73     6/22/2007      6/27/2007
       S              500    2.73     6/22/2007      6/27/2007
       S              500    2.74     6/22/2007      6/27/2007
       S              500    2.74     6/22/2007      6/27/2007
       P              500    2.74     6/22/2007      6/27/2007
       P              500    2.75     6/22/2007      6/27/2007
       P              500    2.75     6/22/2007      6/27/2007
       S              500    2.76     6/22/2007      6/27/2007
       S              500    2.76     6/22/2007      6/27/2007
       S              500    2.78     6/22/2007      6/27/2007
       P              500    2.80     6/22/2007      6/27/2007
       P            1,000    2.66     6/22/2007      6/27/2007
       P            2,500    2.70     6/22/2007      6/27/2007
       S            4,000    2.76     6/22/2007      6/27/2007
       P            8,300    2.74     6/22/2007      6/27/2007
       P            8,400    2.74     6/22/2007      6/27/2007
       P           10,000    2.65     6/22/2007      6/27/2007
       P           10,000    2.66     6/22/2007      6/27/2007
       P           10,000    2.75     6/22/2007      6/27/2007
       P           10,000    2.80     6/22/2007      6/27/2007
       S           20,000    2.80     6/22/2007      6/27/2007
       P           50,000    2.71     6/22/2007      6/27/2007
       P           50,000    2.75     6/22/2007      6/27/2007
       S           15,000    2.74     6/22/2007      6/27/2007
       S           15,000    2.75     6/22/2007      6/27/2007
       S           25,000    2.75     6/22/2007      6/27/2007
       S           45,000    2.75     6/22/2007      6/27/2007
       S           55,000    2.73     6/22/2007      6/27/2007
       P          200,000    2.73     6/22/2007      6/27/2007
       P              500    2.46     6/25/2007      6/28/2007
       P              500    2.46     6/25/2007      6/28/2007
       P              500    2.46     6/25/2007      6/28/2007
       P              500    2.47     6/25/2007      6/28/2007
       P              500    2.47     6/25/2007      6/28/2007
       S              500    2.48     6/25/2007      6/28/2007
       S              500    2.48     6/25/2007      6/28/2007
       P              500    2.48     6/25/2007      6/28/2007
       S              500    2.50     6/25/2007      6/28/2007
       P              500    2.50     6/25/2007      6/28/2007
       S              500    2.51     6/25/2007      6/28/2007
       S              500    2.51     6/25/2007      6/28/2007
       P              500    2.51     6/25/2007      6/28/2007
       S              500    2.52     6/25/2007      6/28/2007
       S              500    2.52     6/25/2007      6/28/2007
       S              500    2.52     6/25/2007      6/28/2007
       S              500    2.53     6/25/2007      6/28/2007
       S              500    2.53     6/25/2007      6/28/2007
       S              500    2.53     6/25/2007      6/28/2007
       S              500    2.53     6/25/2007      6/28/2007
       S              500    2.53     6/25/2007      6/28/2007


                               Page 27 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S              500    2.53     6/25/2007      6/28/2007
       S              500    2.54     6/25/2007      6/28/2007
       S              500    2.54     6/25/2007      6/28/2007
       S              500    2.54     6/25/2007      6/28/2007
       S              500    2.54     6/25/2007      6/28/2007
       P              500    2.54     6/25/2007      6/28/2007
       P              500    2.54     6/25/2007      6/28/2007
       P              500    2.54     6/25/2007      6/28/2007
       S              500    2.55     6/25/2007      6/28/2007
       S              500    2.55     6/25/2007      6/28/2007
       S              500    2.55     6/25/2007      6/28/2007
       S              500    2.55     6/25/2007      6/28/2007
       P              500    2.58     6/25/2007      6/28/2007
       P              500    2.68     6/25/2007      6/28/2007
       S              700    2.55     6/25/2007      6/28/2007
       S              881    2.52     6/25/2007      6/28/2007
       S            1,000    2.47     6/25/2007      6/28/2007
       S            1,000    2.47     6/25/2007      6/28/2007
       S            1,000    2.47     6/25/2007      6/28/2007
       S            1,000    2.47     6/25/2007      6/28/2007
       S            1,200    2.53     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       P            1,500    2.55     6/25/2007      6/28/2007
       S            2,000    2.50     6/25/2007      6/28/2007
       S            2,000    2.55     6/25/2007      6/28/2007
       S            2,000    2.55     6/25/2007      6/28/2007
       S            2,500    2.47     6/25/2007      6/28/2007
       S            2,500    2.47     6/25/2007      6/28/2007
       S            2,500    2.48     6/25/2007      6/28/2007
       P            2,500    2.48     6/25/2007      6/28/2007
       S            2,500    2.50     6/25/2007      6/28/2007
       S            2,500    2.51     6/25/2007      6/28/2007
       S            2,500    2.51     6/25/2007      6/28/2007
       S            2,500    2.51     6/25/2007      6/28/2007
       S            2,500    2.53     6/25/2007      6/28/2007
       P            2,500    2.53     6/25/2007      6/28/2007
       S            2,500    2.54     6/25/2007      6/28/2007
       S            2,500    2.55     6/25/2007      6/28/2007
       S            2,500    2.55     6/25/2007      6/28/2007
       S            3,000    2.47     6/25/2007      6/28/2007
       S            3,500    2.50     6/25/2007      6/28/2007
       S            3,700    2.53     6/25/2007      6/28/2007
       S            5,000    2.54     6/25/2007      6/28/2007
       S            5,000    2.55     6/25/2007      6/28/2007


                               Page 28 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S            5,000    2.55     6/25/2007      6/28/2007
       S            5,500    2.52     6/25/2007      6/28/2007
       S            7,000    2.49     6/25/2007      6/28/2007
       S            7,500    2.55     6/25/2007      6/28/2007
       S            7,500    2.55     6/25/2007      6/28/2007
       S           10,000    2.49     6/25/2007      6/28/2007
       S           10,000    2.49     6/25/2007      6/28/2007
       S           10,000    2.49     6/25/2007      6/28/2007
       S           10,000    2.49     6/25/2007      6/28/2007
       S           10,000    2.49     6/25/2007      6/28/2007
       S           10,000    2.51     6/25/2007      6/28/2007
       S           10,000    2.51     6/25/2007      6/28/2007
       S           10,000    2.55     6/25/2007      6/28/2007
       S           20,000    2.52     6/25/2007      6/28/2007
       S           20,000    2.52     6/25/2007      6/28/2007
       S           25,000    2.51     6/25/2007      6/28/2007
       S            1,500    2.55     6/25/2007      6/28/2007
       P           50,000    2.48     6/25/2007      6/28/2007
       P          250,000    2.53     6/25/2007      6/28/2007
       P            5,179    2.51     6/26/2007      6/29/2007
       P                2    2.56     6/26/2007      6/29/2007
       P              500    2.44     6/26/2007      6/29/2007
       S              500    2.45     6/26/2007      6/29/2007
       S              500    2.45     6/26/2007      6/29/2007
       S              500    2.45     6/26/2007      6/29/2007
       P              500    2.54     6/26/2007      6/29/2007
       S            1,000    2.45     6/26/2007      6/29/2007
       S            1,000    2.57     6/26/2007      6/29/2007
       S            1,300    2.45     6/26/2007      6/29/2007
       S            1,500    2.45     6/26/2007      6/29/2007
       S            1,500    2.45     6/26/2007      6/29/2007
       S            1,500    2.55     6/26/2007      6/29/2007
       P            1,600    2.44     6/26/2007      6/29/2007
       S            2,000    2.45     6/26/2007      6/29/2007
       S            2,000    2.45     6/26/2007      6/29/2007
       S            2,000    2.45     6/26/2007      6/29/2007
       S            2,500    2.45     6/26/2007      6/29/2007
       S            2,500    2.45     6/26/2007      6/29/2007
       S            5,000    2.45     6/26/2007      6/29/2007
       S            5,000    2.57     6/26/2007      6/29/2007
       S            5,179    2.51     6/26/2007      6/29/2007
       S              500    2.31     6/27/2007       7/2/2007
       P              500    2.32     6/27/2007       7/2/2007
       P              500    2.32     6/27/2007       7/2/2007
       S              500    2.35     6/27/2007       7/2/2007
       P              500    2.36     6/27/2007       7/2/2007
       P              500    2.45     6/27/2007       7/2/2007
       P            1,000    2.32     6/27/2007       7/2/2007
       P            1,000    2.31     6/27/2007       7/2/2007
       P           14,000    2.35     6/27/2007       7/2/2007
       P           20,500    2.33     6/27/2007       7/2/2007
       P                3    2.38     6/28/2007       7/3/2007


                               Page 29 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P            5,000    2.30     6/28/2007       7/3/2007
       P                3    2.43     6/29/2007       7/5/2007
       S              400    2.46     6/29/2007       7/5/2007
       S              500    2.38     6/29/2007       7/5/2007
       P              500    2.38     6/29/2007       7/5/2007
       P              500    2.38     6/29/2007       7/5/2007
       S              500    2.39     6/29/2007       7/5/2007
       S              500    2.41     6/29/2007       7/5/2007
       P              500    2.42     6/29/2007       7/5/2007
       S              500    2.44     6/29/2007       7/5/2007
       P              500    2.44     6/29/2007       7/5/2007
       S              500    2.45     6/29/2007       7/5/2007
       S              500    2.46     6/29/2007       7/5/2007
       S              500    2.46     6/29/2007       7/5/2007
       S              500    2.46     6/29/2007       7/5/2007
       P              500    2.46     6/29/2007       7/5/2007
       S            1,000    2.46     6/29/2007       7/5/2007
       S            1,000    2.46     6/29/2007       7/5/2007
       S            2,500    2.38     6/29/2007       7/5/2007
       S            2,500    2.38     6/29/2007       7/5/2007
       S            2,500    2.44     6/29/2007       7/5/2007
       S            4,550    2.38     6/29/2007       7/5/2007
       S            5,000    2.38     6/29/2007       7/5/2007
       S            5,000    2.39     6/29/2007       7/5/2007
       S            5,000    2.41     6/29/2007       7/5/2007
       S            5,000    2.44     6/29/2007       7/5/2007
       S            5,000    2.46     6/29/2007       7/5/2007
       S            6,500    2.38     6/29/2007       7/5/2007
       S            7,500    2.37     6/29/2007       7/5/2007
       S            7,500    2.38     6/29/2007       7/5/2007
       S           10,000    2.38     6/29/2007       7/5/2007
       S           10,000    2.46     6/29/2007       7/5/2007
       P           14,300    2.45     6/29/2007       7/5/2007
       P            7,500    2.37     6/29/2007       7/5/2007
       P           10,000    2.38     6/29/2007       7/5/2007
       P           13,000    2.46     6/29/2007       7/5/2007
       P           15,000    2.38     6/29/2007       7/5/2007
       P              279    2.46     7/2/2007        7/6/2007
       S              300    2.47     7/2/2007        7/6/2007
       S              500    2.40     7/2/2007        7/6/2007
       S              500    2.46     7/2/2007        7/6/2007
       S              500    2.46     7/2/2007        7/6/2007
       S              500    2.46     7/2/2007        7/6/2007
       S              500    2.46     7/2/2007        7/6/2007
       S              500    2.46     7/2/2007        7/6/2007
       S              500    2.46     7/2/2007        7/6/2007
       S              500    2.46     7/2/2007        7/6/2007
       P              500    2.46     7/2/2007        7/6/2007
       S              500    2.47     7/2/2007        7/6/2007
       S              500    2.47     7/2/2007        7/6/2007
       S              500    2.48     7/2/2007        7/6/2007
       S              500    2.48     7/2/2007        7/6/2007


                               Page 30 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S              500    2.48     7/2/2007        7/6/2007
       S              500    2.49     7/2/2007        7/6/2007
       S              500    2.50     7/2/2007        7/6/2007
       S              500    2.50     7/2/2007        7/6/2007
       S            1,000    2.46     7/2/2007        7/6/2007
       S            1,300    2.47     7/2/2007        7/6/2007
       S            1,500    2.48     7/2/2007        7/6/2007
       S            2,000    2.46     7/2/2007        7/6/2007
       S            2,500    2.47     7/2/2007        7/6/2007
       S            2,500    2.47     7/2/2007        7/6/2007
       S            2,500    2.47     7/2/2007        7/6/2007
       S            2,500    2.48     7/2/2007        7/6/2007
       S            2,500    2.50     7/2/2007        7/6/2007
       S            5,000    2.46     7/2/2007        7/6/2007
       S            5,000    2.46     7/2/2007        7/6/2007
       S            5,000    2.47     7/2/2007        7/6/2007
       S           10,000    2.47     7/2/2007        7/6/2007
       S           10,000    2.49     7/2/2007        7/6/2007
       S           12,500    2.49     7/2/2007        7/6/2007
       S           15,000    2.40     7/2/2007        7/6/2007
       S           15,000    2.47     7/2/2007        7/6/2007
       S           25,000    2.47     7/2/2007        7/6/2007
       P            7,000    2.40     7/2/2007        7/6/2007
       P                2    2.50     7/3/2007        7/9/2007
       S              500    2.50     7/3/2007        7/9/2007
       S              500    2.55     7/3/2007        7/9/2007
       S            5,000    2.53     7/3/2007        7/9/2007
       S           10,000    2.50     7/3/2007        7/9/2007
       S           18,000    2.53     7/3/2007        7/9/2007
       S           20,126    2.51     7/5/2007       7/10/2007
       S           26,864    2.50     7/5/2007       7/10/2007
       S               20    2.54     7/5/2007       7/10/2007
       P               20    2.54     7/5/2007       7/10/2007
       S              500    2.50     7/5/2007       7/10/2007
       P              500    2.50     7/5/2007       7/10/2007
       P              500    2.50     7/5/2007       7/10/2007
       S              500    2.51     7/5/2007       7/10/2007
       S              500    2.52     7/5/2007       7/10/2007
       S              500    2.54     7/5/2007       7/10/2007
       S            1,000    2.51     7/5/2007       7/10/2007
       P            7,500    2.50     7/5/2007       7/10/2007
       P           15,000    2.50     7/5/2007       7/10/2007
       P           16,700    2.50     7/5/2007       7/10/2007
       P           20,126    2.51     7/5/2007       7/10/2007
       P           26,864    2.50     7/5/2007       7/10/2007
       P               20    2.54     7/5/2007       7/10/2007
       S          250,000    2.50     7/5/2007       7/10/2007
       S              605    2.53     7/6/2007       7/11/2007
       P                1    2.50     7/6/2007       7/11/2007
       P              605    2.53     7/6/2007       7/11/2007
       S            2,500    2.54     7/6/2007       7/11/2007
       P            7,500    2.50     7/6/2007       7/11/2007


                               Page 31 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       S                1    2.50     7/6/2007       7/11/2007
       S            7,500    2.50     7/6/2007       7/11/2007
       P                1    2.50     7/9/2007       7/12/2007
       P              411    2.50     7/9/2007       7/12/2007
       P              500    2.50     7/9/2007       7/12/2007
       S            5,000    2.50     7/9/2007       7/12/2007
       P            5,000    2.50     7/9/2007       7/12/2007
       P            5,000    2.50     7/9/2007       7/12/2007
       P            5,000    2.50     7/9/2007       7/12/2007
       P            5,000    2.50     7/9/2007       7/12/2007
       P            5,000    2.50     7/9/2007       7/12/2007
       P            5,000    2.50     7/9/2007       7/12/2007
       P           10,000    2.50     7/9/2007       7/12/2007
       P           10,000    2.50     7/9/2007       7/12/2007
       P           10,000    2.50     7/9/2007       7/12/2007
       P           15,000    2.50     7/9/2007       7/12/2007
       P           40,000    2.50     7/9/2007       7/12/2007
       P           10,735    2.51     7/9/2007       7/12/2007
       S              360    2.51     7/9/2007       7/12/2007
       S            6,801    2.43     7/10/2007      7/13/2007
       S              500    2.56     7/10/2007      7/13/2007
       S              500    2.56     7/10/2007      7/13/2007
       S              500    2.56     7/10/2007      7/13/2007
       S              500    2.58     7/10/2007      7/13/2007
       S              500    2.58     7/10/2007      7/13/2007
       S              500    2.58     7/10/2007      7/13/2007
       P            1,000    2.50     7/10/2007      7/13/2007
       P            1,405    2.44     7/10/2007      7/13/2007
       P            1,794    2.50     7/10/2007      7/13/2007
       P            2,000    2.50     7/10/2007      7/13/2007
       S            2,500    2.56     7/10/2007      7/13/2007
       S            2,500    2.58     7/10/2007      7/13/2007
       P            5,000    2.44     7/10/2007      7/13/2007
       P            5,000    2.50     7/10/2007      7/13/2007
       P            6,801    2.43     7/10/2007      7/13/2007
       S           10,000    2.58     7/10/2007      7/13/2007
       S           10,000    2.58     7/10/2007      7/13/2007
       S           12,500    2.56     7/10/2007      7/13/2007
       S           50,000    2.56     7/10/2007      7/13/2007
       P            1,000    2.45     7/10/2007      7/13/2007
       S            1,794    2.50     7/10/2007      7/13/2007
       S              500    2.53     7/11/2007      7/16/2007
       P              500    2.55     7/11/2007      7/16/2007
       S              500    2.56     7/11/2007      7/16/2007
       S              500    2.56     7/11/2007      7/16/2007
       S              500    2.56     7/11/2007      7/16/2007
       P            1,000    2.55     7/11/2007      7/16/2007
       P            4,000    2.58     7/11/2007      7/16/2007
       P                2    2.51     7/12/2007      7/17/2007
       P              500    2.48     7/12/2007      7/17/2007
       P              500    2.48     7/12/2007      7/17/2007
       P            1,000    2.48     7/12/2007      7/17/2007


                               Page 32 of 33 pages

                                  Delphi Corporation
                                  Cusip No. 247126105

Purchases(P) /
   Sales(S)      Quantity    Price   Trade Date   Settlement Date
--------------   --------   ------   ----------   ---------------
       P            2,500    2.50     7/12/2007      7/17/2007
       P            2,500    2.50     7/12/2007      7/17/2007
       P            2,500    2.50     7/12/2007      7/17/2007
       P            2,500    2.50     7/12/2007      7/17/2007
       P            2,500    2.50     7/12/2007      7/17/2007
       S              360    2.52     7/12/2007      7/17/2007
       P           10,000    2.51     7/12/2007      7/17/2007
       P              360    2.52     7/12/2007      7/17/2007
       P              200    2.45     7/13/2007      7/18/2007
       P              420    2.45     7/13/2007      7/18/2007
       P            1,000    2.43     7/13/2007      7/18/2007
       P            1,300    2.45     7/13/2007      7/18/2007
       P            2,000    2.47     7/13/2007      7/18/2007
       P            2,500    2.43     7/13/2007      7/18/2007
       P            2,500    2.43     7/13/2007      7/18/2007
       P            2,500    2.44     7/13/2007      7/18/2007
       P            2,500    2.45     7/13/2007      7/18/2007
       P            2,500    2.47     7/13/2007      7/18/2007
       P            2,500    2.47     7/13/2007      7/18/2007
       P            5,000    2.44     7/13/2007      7/18/2007
       P            5,000    2.44     7/13/2007      7/18/2007
       P            5,000    2.45     7/13/2007      7/18/2007
       P            5,000    2.47     7/13/2007      7/18/2007
       P            5,000    2.47     7/13/2007      7/18/2007
       P            5,000    2.47     7/13/2007      7/18/2007
       P            5,000    2.47     7/13/2007      7/18/2007
       P            5,000    2.47     7/13/2007      7/18/2007
       P            5,412    2.47     7/13/2007      7/18/2007
       P           20,000    2.50     7/13/2007      7/18/2007
       P              600    2.48     7/13/2007      7/18/2007
       P           10,000    2.48     7/13/2007      7/18/2007
       P                1    2.42     7/16/2007      7/19/2007
       P              500    2.34     7/16/2007      7/19/2007
       P              500    2.34     7/16/2007      7/19/2007
       P              500    2.34     7/16/2007      7/19/2007
       P              500    2.35     7/16/2007      7/19/2007
       P              500    2.39     7/16/2007      7/19/2007
       P              500    2.40     7/16/2007      7/19/2007
       P              600    2.42     7/16/2007      7/19/2007
       P            1,000    2.36     7/16/2007      7/19/2007
       P            2,500    2.34     7/16/2007      7/19/2007
       P            2,500    2.36     7/16/2007      7/19/2007
       P            2,500    2.39     7/16/2007      7/19/2007
       P           10,000    2.39     7/16/2007      7/19/2007
       P           16,700    2.36     7/16/2007      7/19/2007
       S           13,309    2.31     7/17/2007      7/20/2007
       P           13,309    2.31     7/17/2007      7/20/2007



                              Page 33 of 33 pages